Exhibit 21.1

Digital Recorders, Inc.
Wholly Owned Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RTI, Inc.	Texas

TwinVision® of North America, Inc.	North Carolina

DRI-Europa AB	Sweden

DRI-Europa AB
Wholly Owned Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Mobitec AB	Sweden

Transit Media-Mobitec GmbH	Germany